SanMelix Laboratories, Inc.



Annual Report – Form C-AR

525 Lago Matisse Street
Poinciana, FL 34759

This Annual Report is dated February 24, 2025.

BUSINESS

Overview

SanMelix Laboratories, LLC was formed on August 29, 2016 in the State of Florida. SanMelix Laboratories, Inc. was incorporated on January 13, 2017 in the State of Delaware. On February 6, 2018 SanMelix Laboratories, LLC was merged into SanMelix Laboratories, Inc., with SanMelix Laboratories, Inc. ("SanMelix" or "SanMelix Laboratories" or "We") being the surviving entity.

SanMelix Laboratories is a bioactive skin and wound care company focusing on the unique medicinal properties of buckwheat honey for tissue regeneration and moist wound healing. With IP protection on our BeeCure® dressing and other patents, co-created by the renowned Harvard trained podiatric physician, Dr. Kenneth Sabacinski, SanMelix's advanced bioactive skin and wound care products can be used in a host of settings and situations. By combining the potency of natural Buckwheat Honey and other natural ingredients, SanMelix developed masstige and prestige formulated cosmetic solutions that repair, strengthen, and maintain a healthy skin barrier to meet key anti-aging, hydration, and brightening challenges. We have created over the counter ("OTC") skin care products such as ointments and creams designed to help in the healing of minor burns, cuts, and scrapes, and to soothe skin damaged by radiation or laser therapy. Our BeeCure® Radiation & Laser Skin Care product is being used and recommended by physicians after radiation and laser skin treatments including SRT (superficial radiation therapy), microneedling and cancer radiation treatments. Our products will also be used by physicians for advanced wound care healing in hospitals and rehabilitation centers pending U.S. Food & Drug Administration ("FDA") clearance of our products in a clinical setting. The Company is a business whose planned principal operations are the research, formulation, and selling of these buckwheat-honey based skin care and advanced wound care products.

Products

At SanMelix, we harness the power of both nature and science in order to calm, soothe, hydrate and strengthen the skin barrier as well as to revitalize skin integrity. Good skin integrity is vital to good health because the skin acts as a barrier to microbes and toxins as well as physical stressors such as sunlight and radiation. It is well known that the skin loses integrity as we age, and this makes adult skin susceptible to collagen loss, decreased elasticity, increased fine lines, wrinkles, and injury. In addition, diabetic foot ulcers, pressure ulcers and other types of wounds develop when the skin is breached due to either injury, surgery, or loss of skin integrity caused by aging and chronic diseases.

Our clinically proven proprietary buckwheat honey formulations and patented technologies help heal acute and chronic wounds, reduce the appearance of redness, hydrate and soothe minor burns from radiation & laser therapy and sun burns, and improve hydration, brightness, and skin aging. Our proprietary product portfolio ranges from prestige and masstige products to medical devices and OTC/Rx offerings.

We chose buckwheat honey as our foundational ingredient based on the following characteristics of its unique natural medicinal properties:

(1) Studies have proven buckwheat honey has superior medicinal properties to Manuka honey and other natural remedies due to its higher anti-inflammatory, higher antioxidant, and superior tissue regeneration properties.

(2) Buckwheat (fagopyrum esculentum) is a highly nutritious whole grain that many people consider to be a "superfood." Buckwheat honey contains the polyphenols/flavonoids, amino acids, minerals, and the other potent natural healing ingredients of the buckwheat flower along with the hydrating properties of the honey to create a "superfood for the skin."

Furthermore, our patented wound care formulation has been fortified with a standardized amount of methylglyoxal to ensure consistency in preservative effectiveness by acting as a formulation stabilizer. The antioxidant properties inherent in buckwheat honey also assist in wound closure and help to stimulate the wound healing process. The mix of our patented buckwheat honey formulation and other natural ingredients is anticipated to provide a stabilized moist wound environment to promote healing as well as helping with other skin issues including acne and bed sores.

Accordingly, our products are being created to address the following health issues:

(1) There are an estimated 26 million patients that develop diabetic foot ulcers globally which last on average 13 months and recur in up to 70% of patients resulting in 15% requiring amputations of which 47% of amputees ending in death. Case studies on our BeeCure® advanced wound care dressings have illustrated healing and skin regeneration on severe limb threatening wounds and diabetic foot ulcers.

(2) The National Institute of Health (NIH) estimates that 1 in 3 Americans will face skin issues in their lifetime. Many OTC products that contain synthetic drugs have dangerous side effects, include toxic ingredients, or cost over $100 for a month's supply. Our OTC products for minor burns, cuts, and scrapes, acne, eczema, and other skin condition will be natural-based, clean products with fewer side effects than synthetic drugs, be better for your skin than petroleum-based products and be significantly more affordable and as effective as premium skin care brands.

(3) Of the 3 million patients receiving radiation for different cancers (including skin, breast, lung, head & neck, bladder, and thyroid), 85% experience moderate to severe skin reactions. Studies have shown honey reduces scarring and inflammation related to radiotherapy, laser therapy, and thermal burns. Our BeeCure® Radiation & Laser Skin care formulation combines buckwheat honey with other natural ingredients (such as calendula, bisabolol, willow bark extract, rosemary leaf extract, shea butter, and jojoba seed oil), to hydrate and soothe damaged skin for patients undergoing all types of radiation and laser therapy.

(4) There is a need for more potent and scientifically proven, natural ingredients (that are not drugs or FDA monographed ingredients but can effectively be combined with them) to nourish, repair and strengthen our skin barrier. Skin is the largest organ in our body and is our primary defense against disease. When it is compromised, our defenses are weakened, and we are more susceptible to different illnesses. Our BeeCure® skin care products use a range of natural ingredients, including the most potent buckwheat honey plant extracts, raw buckwheat honey and other scientifically proven natural anti-inflammatory, calming ingredients to reduce redness, calm, hydrate, soothe, and revive aging or damaged skin.

In November 2023, we re-launched our BeeCure® Radiation & Laser Skin Care with an upgraded formula, improved graphics and package, double the size, and passed the testing to claim clinically proven safe for sensitive skin, all while maintaining the hydration, soothing, and reviving red, dry, itchy damaged skin related to radiation therapy, sunburn, and aging skin conditions.

Our Products in Use

Our BeeCure® portfolio is categorized into two business segments with each being formulated with the common ingredient of buckwheat honey. The products can be used for a wide variety of advanced wound care ("AWC") and compromised skin conditions treatable without the need for a prescription.

Our AWC dressings and ointments will work to gain FDA approval with a claim of "moist wound healing" and will allow SML to offer cost-effective, natural-based solutions for the treatment and healing of:

- ❖ Skin Ulcers, diabetic and otherwise (e.g. bed sores)
- ❖ Skin grafts
- ❖ Partial Thickness Burns
- ❖ Trauma and triage
- ❖ Minor cuts and scrapes

Our buckwheat honey-based skin care creams, lotions, washes, patches and balms can be used for the relief of redness, itch, dry, chapped and cracked skin, pain and inflammation (and OTC versions for the treatment of) caused by:

- ❖ Radiation and Laser Skin Care
- ❖ Minor burns
- ❖ Eczema and Psoriasis
- ❖ Bug bites
- ❖ Rashes
- ❖ Rosacea

❖ Acne

When SanMelix (SML) launched its BeeCure® R - Radiation and Laser Skin Care on Amazon.com in January 2021, the product received an "Amazon Choice" designation which recommends highly rated and well-priced products. The advanced wound care products have been reviewed by the FDA, and the Company will need to perform additional testing and designation clarification for the FDA to resubmit for 510(k) approval. Please see the Federal Food and Drug Administration section below for further discussion.

Manufacturing/Production Plan

Our goal is to produce the highest quality products at the most cost-effective pricing for retailers, distributors, consumers and patients. Rather than building and operating our own manufacturing facilities, which require a significant capital investment and infrastructure, we are planning for the foreseeable future to utilize certified current Good Manufacturing Practices ("cGMP") facilities as our contract manufacturers for our patented formulation wound care dressings and proprietary skin care products.

The initial sample run for the patented AWC dressings was completed in February 2019 and was utilized for the 510(k)-pre-market clearance testing. In addition, the Company must receive 510(k) pre-market clearance from the FDA prior to production and sale of its advanced wound care dressings. In 2020, SanMelix scheduled all FDA 510(k) testing based on the initial requirements provided by the FDA. Two 510(k) applications were submitted in July 2021. Both were reviewed by the FDA and feedback has been provided to the company that additional testing needs to be completed, along with product designation codes for the company's patented technology. Since the initial cGMP no longer manufactures our dressing, the Company is investigating other FDA registered medical device manufacturers to produce future batches for clinical testing purposes. See Federal Food and Drug Administration section below for further discussion.

Our initial BeeCure® R - Radiation and Laser Skin Care was manufactured by a European International Organization for Standardization ("ISO") Certified company. SanMelix launched this product on Amazon.com in January 2021. After the first two manufacturing runs in Europe, SanMelix modified and improved its existing formulation and transferred manufacturing to a South Korean cGMP manufacturer. Due to modifications in our formulations during 2022-23, there were impairment losses in 2022 related to the previously capitalized formulations and other intangible assets related to the formulations. The total amount of intangibles written off totaled $300,000 of which $130,000 was written off within R&D expense as this amount was previously paid for while the other $170,000 reversed the accrued liability. The Company launched its improved formulation in Q4 2023. And, in December 2024, the Company ran its first production of the BeeCure® Radiation & Laser Skin Care Therapy in the United States. The External Manufacturing partner is an OTC-approved facility that specializes in skin care and personal care and has strong R&D, scale-up and commercial production capabilities across multiple product delivery forms. We intend to utilize this external manufacturer for the majority of our skin therapy products sold in the US.

Sales Model

Building from our existing retail relationships/distributions, we plan to grow our market share through strategic partnerships with cancer community groups, influencers, professional Key Opinion Leaders (KOLs) and organizations across high growth OTC, medical, and cosmetic segments. Our plan is to focus on our Skin Care Therapy segment and sell through a) Amazon, b) our www.beecure.com website, and c) resellers who focus on medical procedures that cause inflamed and irritated skin, including HSA/FSA distributors, the Veterans Affairs (VA) and US Military. For our AWC products, our customers may include the VA and Department of Defense (DoD), medical supply distributors, physician networks, hospitals, skilled nursing facilities (SNFs) and Food, Drug & Mass retailers for OTC wound care products. In addition, we began efforts in 2023 to offer our patented and proprietary technologies and formulas to other brands for private label/white label for Consumer sales channel opportunities. In 2024, we signed our first white label agreement with a leading online burn company that plans to launch their product(s) using the SML technology in 2025. We are capitalizing on a market that has been desperately in need of natural, safe, and effective products that repair, strengthen, and maintain a healthy skin barrier to meet key anti-aging, hydration, brightening, burn and minor cut & scrape challenges.

Upon receiving 510(k) clearance in the future, our initial sales focus will be two-fold for our AWC dressings. One focus will be for acute and hospital care for our patented, formulated wound dressing to assist hospitals to care for patients with diabetic foot ulcers. Our mission is to pursue a reimbursement code for our product by including our patented formulation in either a hydrogel/honey or a calcium alginate/honey dressing. Upon receiving a Healthcare Common Procedure Coding System (HCPCS) code, we anticipate approaching Part B Medicare distributors for use in physician networks and SNFs.

The other focus of our wound care technology will be on Food, Drug and Mass retailers for OTC products that treat minor cuts, burns and scrapes. The products will not need a prescription and can be developed in multiple forms including bandages, patches, hydrogels, and lotions/ointments. We do not expect this segment to launch until at least 2026.

In 2023, the Company strategically decided to focus on our Skin Care Therapy portfolio and de-prioritize the K-Beauty segment that was added in 2022. We will continue to pursue prestige beauty opportunities if they arise through our white label innovation partnerships. As part of our K-Beauty efforts in 2022, SML owns 6 formulations that can be used for either white label or compromised skin care therapy needs.

We re-launched our BeeCure® Radiation & Laser Skin Care product in late November 2023 on our Beecure.com website and in mid-December 2023 on Amazon.com. We are also selling this product to medical professionals, cancer clinics and other health care entities for them to resell BeeCure® Radiation & Laser Skin Care to consumers in need of natural-based, scientifically proven Skin Care Therapy. In 2024, the Company also leveraged social media influencers and marketing samples & postcards to help further expand the awareness and trial of our Skin Care Therapy products. For our OTC monographed products that expect to launch in late 2025 and beyond, we plan to pursue distribution in the VA Healthcare system, FSA/HSA reimbursement outlets, as well as online and potentially traditional retail outlets such as drug store chains and boutique retail outlets.

The Team

In 2023, the Company expanded its leadership team to help better meet the needs of a growing company. Given the refocusing of the company strategy on Skin Care Therapy, in July 2023, the SML Board decided that Diana Sabacinski should focus on her Chief Financial Officer (CFO) responsibilities and expanded the role of Steve Weinstein from Board Member and Advisor, to President & CEO (while retaining his Board position). Prior to joining SanMelix's Board in 2022, Steve was the Head of Supply Chain for Zarbee's (a Johnson & Johnson Consumer company), where he oversaw supply chain and operations for the fast-growing company (35+% YoY during his tenure). Steve also has extensive knowledge and success in Demand and Supply Planning, Innovation, Marketing and A&D activities within the skin care, wound care and supplement businesses for J&J.

Based on Mr. Weinstein's new role of CEO, his Advisor Agreement was amended to provide that the option to purchase 400,000 shares of common stock vested upon the execution of the Amended Advisor Agreement. SanMelix has recorded $391,188 in stock compensation in 2023 to reflect the additional vested options.

In 2024, based on the leadership actions of Mr. Weinstein to help advance the Company, the SML Board approved the vesting of the remaining 400,000 options granted to Mr. Weinstein. In addition, Mr. Weinstein paid $25,000 for the purchase of 34,722 SML shares during 2024 and also invested $50,000 in SML in 2024 for the purchase of the Company's Convertible debt.

In 2023, SML not only refocused its strategy on Skin Care Therapy but also established a new end-to-end supply chain, website, Amazon store, and product listing. In 2024, the Company continued to develop these partner and supplier relationships to execute against the Company's core business strategies. Our warehousing, external manufacturing, website, social media and Amazon store partners have been instrumental in helping the Company build the business while adhering to its "asset-lite" strategy to provide flexibility and minimize fixed costs. The Company anticipates additional partners and hires as needed as the operation grows and expands its product line and distribution over the next several years.

In December 2024, the Company signed an agreement with Capital Q Ventures, a privately-held venture capital firm based in Florida to raise $1mm for the Company's working capital, new product and portfolio growth, and marketing & claims support needs in 2025. The Company will begin working with its new strategic investment partner in early 2025.

In addition to the above, both Diana Sabacinski and Dr. Kenneth Sabacinski remain active on the leadership team of SanMelix. Dr. Kenneth Sabacinski, Chief Medical Officer (CMO), has worked in the advanced wound care space for over thirty years. He is a retired podiatric physician who started his training at Harvard Medical School and Beth Israel Deaconess Medical Center in Boston. His expertise is the treatment of limb and life-threatening wounds, including diabetic-related foot ulcers. He is the co-inventor of our patented formulations.

Diana Sabacinski, is the Chair and Chief Financial Officer (CFO) of SML. She is also a co-founder and dedicates herself full time to SanMelix. Diana has also been a successful entrepreneur with her prior company receiving the Inc. 500 award as one of the fastest-growing private companies in the U.S. She is a Certified Public Accountant (CPA) with over 25 years of financial consulting experience across a swath of fields including medical device manufacturing, as well as starting her career in a Big 4 CPA international accounting firm. Although Diana works full-time, she has continued to defer her salary. The salary amount of $508,760 is recorded as deferred compensation as of December 31, 2024.

John Kaufman is a co-founder and Board of Director member. Mr. Kaufman has been the founder, executive management, and innovator of multiple successful entities. He has 40+ years of management experience working with and for the U.S. Government, business startups, and large-scale manufacturing.

Hamid Khosrowshahi was elected to SanMelix's Board of Directors in 2019. In addition to his Board duties, Hamid acts as an AWC consultant to the Company. Hamid's experience includes President of FloSure Technologies, LLC, Founding Partner/President of Prospera Technologies, LLC, and President of BioCore Medical Technologies. Hamid possesses a wealth of knowledge in the medical device industry, including negative pressure wound care.

Samuel Hammer, CPA was elected to SanMelix's Board of Directors in 2020. In addition to his Board duties, Sam acts as a tax expert and financial consultant to the Company. Sam is the Managing Shareholder for Hammer Navarro and Associates, PA., a CPA firm with extensive experience and expertise in the healthcare industry.

In addition to our aforementioned employees, partners and directors, SanMelix's team also includes consultants with expertise in marketing, sales, product development, manufacturing, and the regulatory and scientific fields along with reimbursement and government affairs.

Government Regulation

Many governmental standards and regulations relating to safety, effectiveness and reimbursement are applicable to medical devices for sale in the United States, Europe, and elsewhere. In addition, manufacturing and other laboratory facilities in the United States, Europe, and elsewhere are subject to stringent standards regulating cGMP and Good Laboratory Practices ("GLP") and ISO. U.S. FDA approved manufacturers are also required to have Quality Control Management Systems ("QMS") that require the recall of products that have safety defects or noncompliance with respect to FDA standards; the cost of such recall campaigns could be substantial.

Our AWC products are medical devices or combination products that we expect to be cleared by the FDA through the 510(k) regulatory pathway in the United States and by CE Marking through Notified Bodies in Europe. Our cosmetic skin care therapy products are regulated under the Federal Food, Drug, and Cosmetic Act and the Code of Federal Regulations (CFR). The Company is required to comply with the CFRs related to medical devices and cosmetics as outlined in the Company's QMS.

Federal Food and Drug Administration

In 2018, the company met with the FDA for a 510(k)-pre-submission meeting. The FDA considered our buckwheat honey-based products to be designated as Unclassified Product FRO (drug/device). During Q4 2020, the company contracted third-party GLPs to test the antimicrobial properties of our advanced wound care products and perform the 510(k)-testing recommended by the FDA. Our BeeCure® patented buckwheat honey formulation demonstrated intrinsic healing activity and antimicrobial efficacy against six (6) superinfection bacteria (e.g., MRSA) using the AATCC 100 testing method modified for wound dressings. The results of the test exhibited a reduction in superinfection bacteria by 99.99% at 24 hours and at 72 hours intervals (estimated period of use).

During 2021 and 2022, the AWC MGO dressing 510(k) pre-market clearance application was reviewed by the FDA. After multiple discussions, the FDA changed its previous position from the initial pre-submission meeting on the preservative antimicrobial claim even though SanMelix passed all of the testing requested by the FDA (AATCC 100) in the pre-submission. The FDA's revised position stated that it will only consider an antimicrobial claim for the AWC MGO dressing if the Company considers MGO as a new "drug" and files a New Drug Application ("NDA"). If the Company chooses to continue on the 510(k) regulatory pathway, the Company will need to reapply for the 510(k) with defining the role of MGO as a stabilizer instead of a preservative. The Company could mention the results of the AATCC 100 testing in its marketing but could not make the FDA antimicrobial preservative claim. The primary FDA claim in the new application for the patented formulation will be to provide a moist wound environment to promote healing, which is the claim that the FDA previously granted to the in-market predicate product.

In February 2023, the Company withdrew its 510(k) application on its patented formulation to prevent the product from receiving the NSE, not substantially equivalent, designation. In addition, our buckwheat honey dressing 510(k) application has received an NSE designation and the Company will be required to reapply. Per meetings with the FDA in 2022, additional testing and risk assessments will need to be performed. Upon completion of this new FDA-requested testing, the Company plans to resubmit two new 510(k) applications with additional information, The testing required for the new 510(k) application may result in significant expenditures requiring additional funding. Thus, we only plan to pursue the needing testing once we have secured the necessary funding.

Based on initial 510(k) pre-market clearance testing, we believe that we can have a successful regulatory pathway; however, there are no assurances that the products will pass all the required FDA standards for safety and effectiveness, which if not passed, would have a material adverse effect on the Company. In addition, the Company must obtain additional funding to perform additional testing and file revised 510(k) applications.

There are laws in which we may manufacture, market and/or sell our medical device products which could change and affect the acceptance of the products in the marketplace. There can be no assurance that our products will receive 510(k) pre-market clearance from the FDA or that the FDA will allow us to make certain claims. In addition, the FDA pre-market clearance process may take longer than anticipated.

In 2024, we explored potential OTC skin care products that would require compliance with the FDA Cosmetic Act as OTC monograph products. In 2025, we plan to launch one OTC-monographed skin care therapy product and are working with our external manufacturing partner to develop, test, scale-up and meet all of the requirements for an OTC launch. The Company will continue to research and expand our product portfolio utilizing world-renown physicians, scientists and technical partners while complying with governmental standards and regulations relating to safety and effectiveness.

Centers for Medicare & Medicaid Services

The Centers for Medicare & Medicaid Services (CMS) is the government agency responsible for assigning Medicare Part B HCPCS codes for therapeutic dressings. At a minimum, the Company anticipates receiving a miscellaneous reimbursement code; however, the Company will also combine our patented formulation with hydrogel/collagen/calcium alginate and apply for various codes for surgical dressings. There can be no assurances that SanMelix will receive specific Medicare Part B HCPCS codes.

Market

We are focusing on two major market segments for buckwheat honey formulations. Our first segment is Consumer Skin Care Therapy lotions, balms, ointments, washes and creams for all types of compromised skin. This can include, but is not limited to, inflamed and irritated skin, dry, itchy skin, rashes and minor burns caused by allergic reactions, bug bites, acne, eczema, psoriasis, rosacea, sunburn, radiation treatments or laser therapy. Our product portfolio will include cosmetic and OTC monograph products to help soothe, calm, hydrate, and revive dry and damaged skin. Our ability to convert medical-grade, patented formulations to proprietary, natural-based formulas that are available to consumers without a prescription. Our second focus area is AWC dressings for burns and acute & chronic wounds, which require FDA pre-market clearance and will be resourced based on funding availability. The compromised skin care market is calculated at $53B in 2023 and is projected to grow to $103B in 2032. The Company is focusing on this market for both its skin care portfolio and its OTC-focused minor cuts, burns and scrapes wound care portfolio. We are capitalizing on a market that has been desperately in search of natural, safe, and effective products to help heal acute wounds, minor burns from radiation & laser therapy and sun burns, and improve hydration, brightness, and skin aging. Our full product portfolio is expected to be comprised of cosmetic and OTC skin care products, medical device wound care, and wound care Rx offerings.

Competition

The AWC dressing competitors are not only Integra, who purchased DermaScience Medihoney, and Medline, who distributes Therahoney, but also the larger market for antimicrobial wound dressings. The main players in the market include, but are not limited to, BSN Medical, Systagenix Wound Management Ltd., Mölnlycke Health Care, ConvaTec Inc., Paul Hartmann AG, Smith & Nephew, Covalon Technologies Inc, Organogenesis Inc, 3M Health Care, and Medtronic plc. Our cosmetic and over-the-counter (OTC) sink care therapy competitors include Clorox (Burt's Bees), Kenvue (Aveeno, Neosporin), Chattem (Cortizone-10, Gold Bond), Beiersdorf (Aquaphor, Eucerin), Galderma (Alastin) and Aiden Industries (Miaderm).

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all these companies have longer operating histories and greater name recognition than the Company. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market, and sell their products more effectively.

Our unique formulation technology is a) a mix of both patented and proprietary formulations, b) supported by over 1,700 investors, and c) award winning, including the Amazon Choice Award, the prestigious Stevie Award, and the Mom's Choice Award. At SML, we believe the difference is in the ingredients. Our products combine buckwheat honey with other natural ingredients (such as calendula, bisabol, willow bark extract, rosemary leaf extract, shea butter, and jojoba seed oil) to create proprietary or patented formulations that harness the power of nature and science in order to hydrate and strengthen the skin barrier as well as to revitalize skin integrity to help people "feel better, look better and heal better, naturally".

 Some of the Company's competitive advantages include:
1. **First mover advantage --**We are the only company to use raw buckwheat honey, the best medicinal honey, as the foundational ingredient in our advanced wound care and skin care products.
2. **Superior clinical outcomes compared to Manuka honey products.**
   a. Higher standardized and broader spectrum antimicrobial activity
   b. Higher anti-inflammatory and antioxidant activity
   c. Higher tissue repair and skin regeneration
3. **Experienced, cross-functional Leadership Team across Consumer and Medical** – over 120 years at Fortune 50, start-up, public and privately-held companies across Marketing, Finance, Supply Chain, Medical and Sales functions

We expect competition in our industry to intensify in the future considering increased demand for AWC and Consumer skin care therapy products, continuing globalization, and consolidation in the worldwide AWC and skin care therapy markets. Factors affecting competition include product safety and effectiveness, quality and features, innovation and development time, pricing and reliability. Increased competition may lead to lower unit sales and increased inventory, which may result in price pressure and adversely affect our business, financial condition, operating results, and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets.

Intellectual Property

On December 10, 2019, SanMelix was granted US Patent 10,500,235 B2 for Wound Healing Compositions Comprising Buckwheat Honey and Methylglyoxal and Methods of Use. On June 30, 2020, SanMelix was granted US Patent 10,695,382 B2 for Wound Healing Compositions and Methods of Use. During 2020, SanMelix was also granted Canadian Patent No. 3,009,754 for Wound Healing Compositions Comprising Buckwheat Honey and Methylglyoxal and Methods of Use. We determined in 2021 that it was more than likely that we would not be granted the Buckwheat Honey/Povidone Iodine Continuation in Part No. 16/683784 and wrote off the patent prosecution costs associated with this patent pending application. In Q1 2022, SanMelix was granted US Patent No. 11,213,564 B2 -- Buckwheat Honey/Bacitracin/MGO Continuation in Part. Dr. Sabacinski is the co-inventor of our patented technologies. The development of the Company's product and service offerings related to the patents are expected to take an extended amount of time to generate revenue and are expected to be subject to government regulatory requirements.

The Company is still planning to conduct research and development and FDA testing activities to operationalize the patented technologies that the Company owns. As part of the Company's research and development strategy, we plan to conduct small evidence-based clinical trials with Key Opinion Leaders (KOLs) to support our claims. Dr. Kenneth Sabacinski will leverage his relationship with KOLs at recognized hospitals such as the Veteran's Administration, Beth Israel Deaconess Hospital and Brigham and Women's Hospital to test our products on patients with diabetic foot ulcers and cancer victims undergoing radiation therapy. We are not currently in discussions with these KOLs, and additional research and development will require additional funding. And, there can be no assurance that the Company will be selected for clinical trial opportunities or receive additional funding. Thus, the next round of testing will only commence once additional funding for these opportunities is secured.

Litigation

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions relating to our intellectual property, conduct of our business activities, or otherwise.

Properties

We do not own any real estate or significant assets besides our intellectual property.

Previous Offerings

On January 13, 2017, the Company issued 10,000,000 shares of common stock to its initial founders in exchange of assignment of patents to SanMelix and $96,686 for patent prosecution contributed capital. Shareholder loans of $37,200 were also reclassified as contributed capital in 2019 and represent payments for organizational costs paid by founders in 2017.

Between December 2017, and August 2018, we sold 836,000 shares of common stock in exchange for $0.50 per share under Regulation 506(b). The Company recognized gross proceeds of $418,000 and incurred offering costs of $15,000, which reduced additional paid-in capital.

During the years ended December 31, 2020 and 2019, the Company sold 1,304,028 and 426,893 shares, respectively, of Class NV common stock through its Regulation Crowd Funding ("Reg CF"). The Company recognized gross proceeds of $491,980 and $212,666, respectively. In connection with this offering, the Company incurred offering costs of $144,422, and $73,460, respectively, which reduced additional paid-in capital. The proceeds of both offerings were used primarily to fund the testing, research, and development of the patented technology along with launching buckwheat honey-based BeeCure® Skin Care products.

In October 2020, the Company offered a convertible note financing ("Notes") available exclusively to Accredited Investors as defined by Regulation D under the Securities Act of 1933. The amount of the financing was in total $600,000 with a minimum placement of $50,000. The Notes were issued with an original issue discount ("OID") and, as such, the purchase price is net of interest from the date of the Note payments on the unpaid principal balance at a rate equal to nine percent (9%) over a 24-month period. During 2020, the Company issued $125,000 in convertible notes for consideration of $102,969, the difference between the proceeds from the notes and principal amounts consists of $22,031 of OID. The noteholder was also issued market-related warrants for 192,308 in shares of common stock.

In January and February of 2021, under the Company's convertible note financing plan, the Company issued $375,000 in convertible notes for consideration of $307,500, the difference between the proceeds from the notes and principal amounts consists of $67,500 of OID. The noteholders were also issued market-related warrants for 576,923 shares of common stock.

In September 2021, one note holder exercised 100% of his warrants and converted the warrants into 76,923 shares at an amended exercise price of $0.85. The Company received $65,385 in cash proceeds and recognized the capital stock at par value within common stock on the Balance Sheet as of December 31, 2021. The Company additionally recognized amortization of $4,757 related to the exercised shares within interest expense as of December 31, 2021.

In November and December 2021, another one noteholder exercised 13% and 15%, respectively, of his warrants and converted the warrants into 50,000 shares in total at an amended exercise price of $0.85. The Company received $42,500 in cash proceeds and recognized the capital stock at par value within common stock on the Balance Sheet as of December 31, 2021. The Company additionally recognized amortization of $4,084 related to the exercised shares within interest expense as of December 31, 2021.

During the year ended December 31, 2021, the Company sold 649,880 and 87,098 shares of Class NV common stock through its Reg CF and second Regulation Crowd Funding ("Reg CF 2"), respectively. The Company recognized gross proceeds of $474,893 and had a subscription receivable of $3,819 related to the sale of these shares as of December 31, 2021. In connection with these offerings, the Company incurred offering costs of $132,063, which reduced additional paid-in capital. The subscription receivable of $3,819 was collected in the following fiscal year.

During the year ended December 31, 2022, the Company sold 9,318 shares of Class NV common stock through its Reg CF 2. The Company recognized gross proceeds of $17,216 related to the sale of these shares as of December 31, 2022. In connection with this offering, the Company incurred offering costs of $10,228, which reduced additional paid-in capital.

In August 2022, one noteholder exercised 21% of his warrants and converted the warrants into 30,000 shares in total at an amended exercise price of $0.85. The Company received $25,500 in cash proceeds and recognized the capital stock at par value within common stock on the Balance Sheet as of December 31, 2022. The Company additionally recognized amortization of $1,634 related to the exercised shares within interest expense as of December 31, 2022.

In October 2022, one debt holder converted his debt into shares of common stock on its maturity date. Per the conversion agreement, the debt holder received 192,308 shares of common stock in exchange for the conversion of debt. On conversion, the Company recorded a reduction to convertible debt of $125,000 and increases to common stock and additional paid-in-capital.

In January 2023, several noteholders converted their notes on the maturity date to shares of common stock. These conversions amounted to $150,000 of convertible debt which totaled 230,769 shares of common stock at $.65 per share.

On July 28, 2022, the Company granted a director, Steve Weinstein, a non-statutory stock option pursuant to the 2017 Stock Incentive Plan to purchase up to 1,000,000 of its common shares at the current fair market value of $0.72 per share based on milestone-based criteria. As of December 31, 2022, 200,000 shares of common Mr. Weinstein were vested under his option agreement and subsequent amendments.

During the year ended December 31, 2023, the Company expanded the role of Steve Weinstein from Board Member and Advisor, to President & CEO (while retaining his Board position). Based on Mr. Weinstein's new role of CEO, his Advisor Agreement was amended to immediately vest stock options to purchase 400,000 shares of common stock at $.72 per share upon the execution of the Amended Advisor Agreement. The Company recorded $391,188 in stock option compensation in 2023 to reflect the additional vested options. In November 2023, Mr. Weinstein exercised 11.7% of his vested options and converted the options into 70,000 shares at an exercise price of $0.72. The Company received $50,400 in cash proceeds and recognized the capital stock at par value within common stock on the Balance Sheet as of December 31, 2023.

During the year ended December 31, 2024, the Board approved the vesting of the remaining 400,000 options that had not previously been vested for Mr. Weinstein in exchange for his strong leadership results and commitment to raising funds for the company. As of December 31, 2024, all 1,000,000 shares of common Mr. Weinstein have been vested under his option agreement and subsequent amendments with 895,728 options remaining unexercised.

In February 2023, the Company extended several note holders convertible debt. These extensions related to $225,000 of convertible debt with maturity dates in February of 2024. Subsequent to December 31,2023, the convertible debt maturity dates were extended to February of 2025. Subsequent to December 31, 2024, these same note holders have agreed to extend their respective convertible debt to February of 2026.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock NV should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

We have not prepared audited financial statements for fiscal years 2023 and 2024.

Therefore, the investor does not have audited financial information regarding the Company's capitalization, assets, or liabilities to make investment decisions for fiscal years 2023 and 2024. The Company will be performing a financial review for the calendar years 2023 and 2024 in 2025. Independent CPAs conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require the independent performance of procedures to obtain limited assurance as a basis for reporting whether independent external CPAs are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it is a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

The valuations for the offerings were established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities purchased is limited.

Any Common Stock NV purchased through these crowdfunding campaigns is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor", as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Equity investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the advanced wound care and skin care industries. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed.
Even if the maximum amounts of the prior offerings were raised, the Company still requires additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit and/or venture capital funds in order to support our working capital requirements as we grow. In the current economy, it is a difficult environment for obtaining credit and venture capital on favorable terms. If we cannot obtain credit or capital when we need it, we could be forced to modify our growth plans, or take some other action. Issuing more equity will require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

We may not have enough capital as needed to repay long-term debt when due.
We will likely need additional capital to repay long-term debt when it becomes due in February 2026. If we are unable to repay the long-term debt, extend the debt or convert the debt into equity, then it is possible that the Company may not survive.

Terms of subsequent financings may adversely impact equity holders' investments.
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may dilute and reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Some of our products are still in prototype phase and might never be operational products.
It is possible that some of our products in the pipeline may never be operational products or that the products may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

The majority of our inventories are natural products with an expiration date.
Since the main raw material ingredient of our natural products is buckwheat honey, our products have an expiration date. It is possible that our products raw materials will expire prior to its use in manufacturing. In addition, our finished products also have expiration dates. Expiration of inventory could materially and adversely impact our results of operations and negatively impact our gross margins.

Developing new products and technologies entails significant risks and uncertainties.
We are currently in the research and development stage for the majority of our skin care product formulas and have only manufactured a prototype for our advanced wound care dressing. Delays or cost overruns in the development of our skin care portfolio and advanced wound care dressing, and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological and cost hurdles, difficulties in the supply chain, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor may buy has no voting rights attached to them. This means that the investor will have no rights in dictating on how the Company will be run. The investor is trusting in management discretion in making good business decisions that will grow the equity investments. Furthermore, in the event of a liquidation of our company, the Non-Voting Common stockholders will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

The Company faces significant market competition.
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our patents unenforceable through some other mechanism. If competitors are able to bypass our trademarks, trade secrets, patents and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, supply chain, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of equity investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell certain products in our portfolio is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be negatively affected.

FDA 510(k) Market Clearance

The FDA may not provide 510(k) market clearance to our advanced wound care dressings. If clearance is not obtained SanMelix cannot sell those products in the U.S.

Regulatory Information

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

2024 was a year of relaunch and growth for the Company, providing it with a strong foundation for expansion in 2025. After our transition in 2023, where we focused our efforts on growing our Consumer Skin Care Therapy segment and redesigned our formula, package, graphics, website, Amazon store, manufacturing, warehousing, and logistics, 2024 was our first full year of selling the relaunched the BeeCure® Radiation & Laser Skin Care product.

2024 net revenue totaled $49,228, a 523% increase versus 2023's net revenue of $7,904. The increase was driven primarily by being in stock for the full year in 2024 and the expansion of our marketing and partnership programs. In addition to selling direct to consumers, BeeCure® began shipping to doctor's offices, hospitals and other medical locations in 2024. This will be even a greater focus in 2025.

In addition to rebuilding sales in 2024, the Company accomplished many key milestones that are expected to further strengthen results in 2025. Some of those foundation-building key achievements in 2024 were as follows:

- Began production in the US to gain efficiency and shorten lead times
- Manufactured our first 6ml sample size BeeCure Radiation & Laser Skin Care to launch in Q1 2025
- Chosen by the National Breast Cancer Foundation to be included in their ~25,000 Hope Kits distributed to breast cancer patients in 2025
- Signed first White Label Agreement with a publicly-traded company to use in their Burn brand portfolio and will launch in 2H 2025
- Partnered with multiple Radiation Treatment and Cancer Influencers and organizations including The Breasties, Katie Cetta, and the National Lymphedema Network to expand the reach of BeeCure® within the cancer treatment community
- Signed Influencer agreement with a dermatologist who has had great results using BeeCure post-SRT treatment for non-melanoma skin cancer for program to Dermatologists starting in Q1 2025
- Hired a Business Relationship Lead to coordinate and oversee B2B efforts with medical professionals and other related businesses.
- Began development of an FDA OTC-monograph version to launch in 2025 with expanded claims
- Signed an agreement with Capital Q Ventures, a Florida-based Venture Capital firm, to raise $1mm in 2025 to support the Company's growth plans
- Raised $105,000 in 2024 to support working capital and SG&A needs for the re-launch of BeeCure® Radiation & Laser Skin Care

Cost of sales in 2024 and 2023 related to our product sales and includes the Cost of Manufacturing Goods along with the landed costs (i.e., freight-in). The gross margin of $37,062 and $3,672 in 2024 and 2023, respectively, represents a 75.3% and 46.5% gross margin percentage. The 2024 gross margin increased due to higher selling prices across the entire year versus 2023. In December 2024, the Company ran its first production at its U.S.-based external manufacturer, which will greatly reduce manufacturing costs and increase gross margins in 2025.

General and administrative expenses increased to $542,700 from $673,847 for the years ending December 31, 2024 and 2023, respectively. General and administrative expenses decreased primarily due the decrease in stock compensation expense which decreased to $284,226 from $439,494 in 2024 in 2023, respectively. Stock compensation was higher in 2023 due to the transitioning of Steve Weinstein to President and CEO, as well as the hiring of a Chief Marketing Officer and several suppliers who were paid in stock options for shares of the Company's voting common stock, in 2023.

Research and development expenses increased to $16,936 from $10,176 for the years ending December 31, 2024 and 2023, respectively. The increase was fully related to the write-off of one of the previously-developed formulations in the amount of $16,936 in 2024.

Sales and marketing expenses increased to $92,043 from $23,530 for the years ending December 31, 2024 and 2023, respectively due to the re-launch of the BeeCure Radiation & Laser Skin Care product in late 2023 as well as the production of a new 6ml sample size product in December 2024 that will be used by medical offices to help build awareness and trial of the Radiation & Laser product.

Interest expense decreased to $22,052 from $23,901 primarily due to no additional convertible debt issuance costs in the current year.

As a result of the above, the Company's net loss decreased from $727,782 to $616,108 for the years ended December 31, 2023, and 2024, respectively.

Liquidity and Capital Resources

As of December 31, 2024, the Company has an accumulated deficit of $3,868,595. On December 31, 2023, the Company had cash and cash equivalents of $26,889. The Company intends to continue to raise additional funds through our agreement with Capital Q Ventures, the issuance of convertible debt and the exercise of stock options.

Cash Flow
The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	2024	2023
Net cash (used in) provided by:		
Operating activities	$ (141,186)	$ (133,869)
Investing activities	(4,125)	0
Financing activities	104,999	50,400

Operating Activities:
Cash used in operating activities increased to $141,186 from $133,869 for the years ended December 31, 2024 and 2023, respectively. The increase in cash used in operating activities was primarily due to higher marketing costs as the Company re-launched it Radiation & Laser Skin Care product in late 2023.

Investing Activities:

Cash used in investing activities increased from $0 to $4,125 for the years ended December 31, 2023 and 2024, respectively. The increase in cash used in investing activities was primarily due to printing and tooling costs associated with its new U.S. contract manufacturer.

Financing Activities:

Cash provided by financing activities increased to $104,999 from $50,400 for the years ended December 31, 2024 and 2023, respectively. The increase in cash provided by financing activities was primarily due to: (1) the exercise of stock options of 34,722 shares at $.72 per share in 2024 —See Capitalization and Equity Footnote 8, and (2) the investment in Convertible Debt offered by the Company in 2024.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support and credit risk support or other benefits.

Current maturities of long-term debt:

In 2024, $225,000 was moved from long-term debt to current maturities of long-term debt as the notes were extended to payable in January and February 2025. Subsequent to December 31, 2024, both holders of these Notes extended their Notes to February 2026. See Footnote 13 of instrument conversions and extensions subsequent to December 31, 2024 and 2023.

Long term debt:

As of December 31, 2024, the Company has long-term Convertible debt of $80,000, which matures between July 2026 and October 2028.

The interest expense related to the Convertible Notes as of December 31, 2024 and 2023 totaled $22,052 and $23,901, respectively.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

- ❖ Steven Weinstein, age 57, has been Director since 2022 and President and CEO since July 2023. Prior to his roles at SanMelix, Mr. Weinstein held multiple US and global roles over a 20-year career at Johnson & Johnson Consumer Companies.

- ❖ Dr. Kenneth Sabacinski, age 67, has been Chief Medical Officer, Director, Secretary, and Treasurer since 2016. Dr. Sabacinski's primary role from 1990 to 2023 was with Kenneth Sabacinski DPM d/b/a Harvard Podiatry d/b/a Harvard Foot and Ankle. In July 2023, Dr. Sabacinski started to commit his time solely to the Company.

- ❖ Diana Sabacinski, age 64, has been Director since 2016 and Chief Financial Officer since July 2023. Prior to becoming CFO, Diana was President and CEO since 2016. Diana is a CPA, CFE, and prior to her role with SanMelix, she was the Director of Advisory Services for Hammer Navarro & Associates.

- ❖ John Kaufman, age 77, has been Director since 2016. Prior to his role as Director of SanMelix, Mr. Kaufman was the Chairman/Director of Be Power Tech, Inc, and Managing Director of InteSec Group, LLC. John is currently the Chairman/CEO/Founder of Advanced Cell Engineering.

- ❖ Hamid Khosrowshahi, age 73, has been Director since 2019. Mr. Khosrowshahi is the President of FloSure Technologies, LLC.

- ❖ Samuel Hammer, age 64, has been Director since 2020. Mr. Hammer is the Managing Principal of Hammer Navarro and Associates, PA.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of voting capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 5% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Name of beneficial owner	Amount of beneficial ownership [1]	Percent of class [2]
Dr. Kenneth A. Sabacinski	3,980,000	28.83%
Diana L. Sabacinski	3,980,000	28.83%
John L. Kaufman	2,040,000	14.78%
Hamid Khosrowshahi	0 [3]	*
Samuel Hammer	0 [3]	*
Steven Weinstein	104,722 [3]	.51%
Current Officers and Directors as a group	10,104,722	73.20%

* Less than 1%

[1] Designated person or group has sole voting and investment power.

[2] Pursuant to SEC Rule 13d-3, amounts shown include common shares that may be acquired by a person within 60 days of December 31, 2024. Therefore, the column titled "Percent of class" has been computed based on (a) 11,570,722 common shares actually outstanding as of December 31, 2024; and (b) solely with respect to the person whose Rule 13d-3 Percentage Ownership of common shares is being computed, common shares that may be acquired within 60 days of December 31, 2024 upon exercise of options, warrants and/or convertible debt held only by such person.

[3] Persons listed below have the right to acquire the listed number of shares upon exercise of stock options:

Name	Right to acquire
Hamid Khosrowshahi	277,584
Samuel Hammer	95.000
Steven Weinstein	895,278

RELATED PARTY TRANSACTIONS

In 2021, the Company received funding in excess of $750,000 through its equity crowdfunding and Convertible Debt offerings. The former CEO (current CFO) agreed to re-invest her net compensation after taxes into the Company's equity crowdfunding campaign until either the Company's funding goal of $1.07 million has been reached or the equity crowdfunding campaign otherwise concludes. During 2021, StartEngine had several investment policy changes with the Company's second crowdfunding campaign ("Reg CF 2") which did not allow the CEO to make investments into the campaign. Based on that, the CEO agreed to forego her net salary in 2021 as well as the first 90 days of 2022. As of February 15, 2022, the CEO started to accrue the gross salary amount. The deferred salary amount of $508,760 is recorded as deferred compensation on the Balance Sheet as of December 31, 2024. See Note 8 for further information on Reg CF 2.

On September 1, 2019, the Company entered into a consulting agreement ('Agreement') with a Board of Director member. The Agreement provisions included consulting time-based compensation and granted stock options to purchase up to 925,000 shares at $0.60 per share based on time-based and milestone-based criteria expiring on September 30, 2022. After its expiration, the Company granted a new non-statutory stock option agreement pursuant to the 2017 Stock Incentive Plan to purchase up to 60,000 of its common shares at the current fair market value of $0.72 per share. As of December 31, 2024, and 2023, the Company accrued compensation payable of $36,775 and $36,775 and 277,584 and 255,917 shares of common stock were vested under the option agreements, respectively. During 2023, stock options to purchase 697,417 shares of common stock were forfeited due to expiration of vesting period prior to reaching milestone-based criteria.

On July 15, 2020, the Company granted a director a non-statutory stock option pursuant to the 2017 Stock Incentive Plan to purchase up to 50,000 of its common shares at the current fair market value of $0.60 per share. The option will expire on September 1, 2027, and the shares shall vest with respect to 5,000 shares at the end of each calendar quarter that the director remains a director of the Company, starting with the quarter ending November 30, 2020. This option was terminated on September 30, 2022 and the Company granted a new non-statutory stock option pursuant to the 2017 Stock Incentive Plan to purchase up to 60,000 of its common shares at the current exercise price of $0.72 per share. As of December 31, 2024 and 2023, 95,000 and 78,333 shares of common stock, respectively, were vested under the director's option agreements.

On July 28, 2022, the Company granted a director a non-statutory stock option pursuant to the 2017 Stock Incentive Plan to purchase up to 1,000,000 of its common shares at the exercise price of $0.72 per share based on milestone-based criteria. As of December 31, 2022, 200,000 shares of common stock were vested under the director's option agreement.

During the year ended December 31, 2023, the Company expanded the role of Steve Weinstein from Board Member and Advisor, to President & CEO (while retaining his Board position). Based on Mr. Weinstein's new role of CEO, his Advisor Agreement was amended to provide that the option to purchase 400,000 additional shares would vest upon the execution of the Amended Advisor Agreement. During the year ended December 31, 2024, the option to purchase the remaining 400,000 shares were vested based upon: (1) the commitment to remain President and CEO of the Company; and (2) to purchase up to $200,000 of Notes 2 (See Financial Statements Notes 7 & 8).

The Company has recorded $252,000 and $391,188, respectively, in stock compensation for the year ended December 31, 2024 and 2023 to reflect the additional vested options. During the year ended December 31, 2024, and 2023, the CEO exercised 3.5% and 11.7%, respectively of his vested options and converted the options into 34,722 and 70,000 shares at an exercise price of $0.72. The Company received $25,000 and $50,400 in cash proceeds and recognized the capital stock at par value within common stock on the Balance Sheet as of December 31, 2024, and 2023, respectively.

OUR SECURITIES

During the year ended December 31, 2021, the Company's Articles of Incorporation were amended to increase the number of Common Shares authorized from 25,000,000 to 28,000,000 and provide that 6,000,000 of such shares be a non-voting-class called "Class NV", each share having a par value of $0.0001. The Company has authorized the issuance of 5,000,000 shares of our Preferred Stock with par value of $0.0001 of which 0 shares are issued and outstanding.

During 2024 and 2023, the Company issued 34,722 and 70,000 shares, respectively, related to exercised stock options and warrants - refer to Notes 7 and 8 for further discussion. As of December 31, 2024, and 2023, the Company has issued and outstanding 11,570,722 and 11,536,000 shares, respectively, of our voting class of common stock.

On December 20, 2024, the Company entered into a Capital Partnership Offer agreement (the "Agreement") with Capital Q Ventures, Inc. and its subsidiaries (collectively CAPQ) to provide advisory services, including strategic fund-raising, valuation assessment, and ongoing support against a cash consideration of $10,000 and 5% equity interest, subject to potential future dilution, as contingent shares. The $10,000 paid under the agreement has been recorded as a prepaid expense as of December 31, 2024.

Under the Agreement, the Company will issue a five percent (5%) Equity Interest or 681,134 shares of common stock to CAPQ "contingent" upon the company reaching an initial funding Capital Acquisition Target of $1,000,000. If the Company does not achieve its Capital Acquisition Target, CAPQ will forfeit the right to Equity Interest. In addition, CAPQ has committed to investing at least $250,000 in the current $1,000,000 funding round. Since the outcome of the achievement is not probable and the Company cannot reasonably estimate the underlying amounts, the Company has not recognized any derivative asset and corresponding liability for these contingent shares.

Under the Agreement, the Company also granted to CAPQ a put option ("Put Option") with respect to fifty percent (50%) of its Equity Interest such that CAPQ can require the Company to repurchase its shares for an aggregate price of $100,000. If such a Put Option has not been exercised by CAPQ, the Company can request CAPQ to grant the Company a corresponding Call Option for 50% of the Equity interest to sell the shares for an aggregate price of $100,000. The Company paid a non-refundable initial retainer of $7,500, which will be deducted from the payment of the Put or Call Option. The retainer has been included in Other Current Assets on the accompanying Balance Sheet as of December 31, 2024.

The following is a summary of the rights of our capital stock and preferred stock as provided in our certificate of incorporation and bylaws:

Voting Rights:
The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, except for common stock Class NV, which does not have any voting rights.

Preferred Stock:
The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative participating, option or other rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions

providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in the Articles of Incorporation.

Dividends:
Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights:
In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments
Holders of common stock have no preferential, preemptive, conversion or exchange rights. There is no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

2017 Stock Incentive Plan:
In addition to the foregoing, the Company reserved 1,500,000 shares of Common Shares for stock options under its 2017 Stock Incentive Plan (the "Plan") to issue shares to employees, directors, and consultants ("Service Providers"), especially in the first few years of its operations, when, to preserve capital, it may be paying employees and consultants less than their market rate. As of December 31, 2024, the Company has increased it reserve from 1,500,000 shares up to 3,000,000 shares of Common Shares for stock options under the Plan and 1,351,333 stock options have vested.

WHAT IT MEANS TO BE A MINORITY HOLDER

As a minority holder, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares, or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on February 24, 2025. The issuer also certifies that the attached financial statements are true and complete in all material respects.

SanMelix Laboratories, Inc.



X

Diana Sabacinski
Chief Financial Officer

SANMELIX LABORATORIES, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(UNAUDITED)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
SanMelix Laboratories, Inc.
Orlando, Florida

We have reviewed the accompanying financial statements of SanMelix Laboratories, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity (deficit), and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

February 24, 2025
Los Angeles, California

SANMELIX LABORATORIES, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		**2024**		**2023**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	26,889	$	67,201
Accounts Receivable, net		1,764		75
Inventory		48,730		41,756
Prepaids and Other Current Assets		16,285		16,436
Total Current Assets		**93,668**		**125,468**
Property and Equipment, net		4,125		-
Intangible Assets		131,054		142,619
Total Assets	$	**228,847**	$	**268,087**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	20,975	$	10,196
Credit Cards		3,346		-
Put Option Liability		69,550		67,550
Current Portion of Convertible Notes		225,000		-
Accrued Interest		40,073		18,568
Other Current Liabilities		36,990		36,977
Total Current Liabilities		**395,934**		**133,291**
Deferred Compensation		508,760		358,760
Convertible Notes		80,000		225,000
Total Liabilities		**984,694**		**717,051**
STOCKHOLDERS' EQUITY				
Common stock		1,157		1,154
Common stock NV		205		205
Additional Paid in Capital		3,111,386		2,802,164
Accumulated Deficit		(3,868,595)		(3,252,487)
Total Stockholders' Equity		**(755,847)**		**(448,964)**
Total Liabilities and Stockholders' Equity	$	**228,847**	$	**268,087**

See accompanying notes to financial statements.

SANMELIX LABORATORIES, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	49,228	$	7,904
Cost of Goods Sold		12,166		4,232
Gross Profit		**37,062**		**3,672**
Operating Expenses				
General and Administrative		542,700		673,847
Research and Development		16,936		10,176
Selling and Marketing		92,043		23,530
Total Operating Expenses		**651,679**		**707,553**
Net Operating Loss		**(614,617)**		**(703,881)**
Interest Expense		22,052		23,901
Other Loss/(Income)		(20,561)		-
Loss Before Provision for Income Taxes		**(616,108)**		**(727,782)**
Provision/(Benefit) for Income Taxes		-		-
Net Loss	$	**(616,108)**	$	**(727,782)**

See accompanying notes to financial statements.

SANMELIX LABORATORIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Common Stock-Non-Voting		Additional Paid In	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance—December 31, 2022	**11,235,231**	**$ 1,124**	**2,052,066**	**$ 205**	**$ 2,162,300**	**$ (2,524,705)**	**$ (361,076)**
Conversion of debt	230,769	23	-	-	149,977	-	150,000
Exercise of options	70,000	7	-	-	50,393	-	50,400
Adjustment to Crowdfunding Shares	-	-	(110)	-	-	-	-
Share-Based Compensation	-	-	-	-	439,494	-	439,494
Net Loss	-	-	-	-	-	(727,782)	(727,782)
Balance—December 31, 2023	**11,536,000**	**$ 1,154**	**2,051,956**	**$ 205**	**$ 2,802,164**	**$ (3,252,487)**	**$ (448,964)**
Exercise of options	34,722	3	-	-	24,996	-	24,999
Share-Based Compensation	-	-	-	-	284,226	-	284,226
Net Loss	-	-	-	-	-	(616,108)	(616,108)
Balance—December 31, 2024	**11,570,722**	**$ 1,157**	**2,051,956**	**$ 205**	**$ 3,111,386**	**$ (3,868,595)**	**$ (755,847)**

See accompanying notes to financial statements.

SANMELIX LABORATORIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(616,108)	$	(727,782)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Depreciation of Property		-		1,291
Amortization of Intangibles Assets		11,565		11,566
Accrued Interest on Convertible Notes		21,505		18,568
Share-Based Compensation		284,226		439,494
Amortization of debt discount				5,333
Deferred compensation		150,000		150,000
Put Option		2,000		
Changes in Operating Assets and Liabilities:				
Accounts Receivable, net		(1,689)		764
Inventory		(6,974)		(25,066)
Prepaids and Other Current Assets		151		(16,436)
Accounts Payable		10,779		8,454
Credit Cards		3,346		-
Other Current Liabilities		13		(55)
Net Cash Used In Operating Activities		(141,186)		(133,869)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(4,125)		-
Net Cash Used in Investing Activities		(4,125)		-
CASH FLOW FROM FINANCING ACTIVITIES				
Exercise of options		24,999		50,400
Borrowing on Convertible Notes		80,000		-
Net Cash Provided by Financing Activities		104,999		50,400
Change in Cash & Cash Equivalents		(40,312)		(83,469)
Cash & Cash Equivalents —Beginning of The Year		67,201		150,670
Cash & Cash Equivalents—End of The Year	$	26,889	$	67,201
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	-	$	-
OTHER NON CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Issuance of Equity in Return for Note		-	$	150,000

See accompanying notes to financial statement

SANMELIX LABORATORIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

1. SUMMARY

SanMelix Laboratories, LLC was formed on August 29, 2016, in the State of Florida. SanMelix Inc. was incorporated on January 13, 2017, in the State of Delaware. SanMelix Laboratories, LLC was merged into SanMelix Laboratories, Inc. on February 6, 2017, with SanMelix Laboratories, Inc. being the surviving entity. The Company is headquartered in Hollywood, Florida through March 2022 and now operates in Orlando, Florida. The financial statements of SanMelix Laboratories, Inc. (which may be referred to as the "Company," "we," "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Note that the only operation for SanMelix Laboratories, LLC related to previous capitalized patent prosecution costs, which were contributed to SanMelix Laboratories, Inc. at the date of the merger.

SanMelix Laboratories, Inc. is a bioactive wound and skin care product company focusing on the unique medicinal properties of buckwheat honey for tissue regeneration and accelerated healing. Our BeeCure® bioactive buckwheat honey formulations demonstrate intrinsic healing activity. The Company is a business whose planned principal operations are the design, formulation, and manufacturing of these advanced wound care and skin care honey-based products.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2023. These financial instruments include cash, accounts payable, put option liability, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short-term in nature or because they are payable on demand.

SANMELIX LABORATORIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

Risks and Uncertainties

The Company has a limited operating history and has not yet generated significant or material revenues from its intended operations. The Company is currently conducting research and development activities to operationalize certain patent-pending technologies that the Company owns. The development of the Company's product and service offerings is expected to take an extended amount of time to develop and may be subject to government regulatory requirements. The Company's business operations are sensitive to general business and economic conditions in the U.S. and worldwide along with policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include but are not limited to, not obtaining clearance from the FDA, changes in medical device technology, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of its products in the marketplace.

The Company also is in the process of raising additional equity capital to support the completion of its development activities to launch new skin care products, and the manufacturing and inventory build for the commercialization of its skin care products. Like any new business, the Company faces challenges that come from early-stage branding and financing.

Other significant risks and uncertainties include failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology and products. These adverse conditions could affect the Company's financial condition and the results of its operations. See Note 13 for a discussion of going concern and management's plans.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

As of December 31,	2024	2023
Cash and Cash Equivalents	$ 26,889	$ 67,201

Accounts Receivable—Net

Accounts receivable are reported at net realizable value and consist primarily of amounts due from customers for the sale of our BeeCure® Radiation and Laser skin care product. The Company is not exposed to a significant concentration of credit risk. The Company has not recorded an allowance on trade accounts receivable as the Company has no estimated credit losses expected based on its history of collections. As of December 31, 2024, and 2023, the Company recorded $1,764 and $75, respectively, as accounts receivable, net, in the accompanying balance sheets. See the revenue recognition section below for further discussion.

Inventories

The Company accounts for inventories using the weighted average cost method for raw materials and FIFO for finished goods and are stated at the lower of cost or net realizable value. Inventories consist primarily of products for resale. Obsolete or excess inventories are recorded at their estimated realizable value.

SANMELIX LABORATORIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which is five (5) years for the existing assets as of December 31, 2024 and 2023. Expenditures for repairs and maintenance are charged to expenses as incurred.

Intangible Assets

The Company capitalizes its patent filing fees and legal patent prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 17 years.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. Due to modifications in our formulations during 2024, there were impairment losses related to the previously capitalized formulation purchase order deposit for a new skincare product. The total amount of inventory purchase order deposits written off in 2024 totaled $16,436 which are written off within R&D expense as this amount was previously paid for while developing the product.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Equity Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the Balance Sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Revenue Recognition

The Company sells its skincare products at a point in time and recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation. Revenue is recorded net of sales-related taxes collected from customers and remitted or payable to government taxing authorities.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

SANMELIX LABORATORIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

- Online Sales: Revenue is recognized at point-in-time when the customer order is placed (i.e., no deferred revenue/ performance obligations).

- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the customer.

Research and Development Costs

The Company incurs research and development costs during the process of developing and designing its advanced wound care and skin care products. Research and development costs consist primarily of outside services. The Company expenses these costs as incurred until the resulting products have been completed, tested, and made ready for commercial use.

Stock-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company has implemented ASU 2018-07 Stock-Based Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. Accordingly, the Company has recorded non-employee share-based payments and stock option costs measured at the date of grant based on the fair value of the award during the year ended December 31, 2024, and 2023.

The Company has elected to account for forfeitures of employee awards as they occur. The policy election only relates to the service condition aspects of awards; however, the Company will still assess the likelihood of achieving performance conditions each reporting period.

Contingent Shares

The Company accounts for contingently issuable shares considering the probability of achievement of performance metrics tied to the contingently issuable shares is considered to determine appropriate accounting and disclosure requirements. As per the ASC 450-20-50, the Company will disclose the estimated fair value of the contingent shares if the achievement of the performance metric is considered 'Probable' and the amount can be reasonably estimated. Otherwise, the contingently issuable shares will be disclosed as a contingency and the potential range of shares that could be issued based on performance.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

SANMELIX LABORATORIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state, and local income tax examinations by tax authorities for all periods. The Company currently is not under examination by any tax authority.

Recently Issued and Adopted Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20) Induced Conversions of Convertible Debt Instruments. The amendments in this update affect entities that settle convertible debt instruments for which the conversion privileges were changed to induce conversion. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2025. The Company is currently evaluating the impact the adoption of this guidance will have on its Financial Statements and disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

3. **INVENTORIES**

As of December 31, 2024, and 2023, inventories consist of:

As of December 31,	2024	2023
Raw Materials	11,894	10,955
Work-in-process	22,172	-
Finished Goods	14,664	30,801
Total Inventory	$ 48,730	$ 41,756

4. **OTHER CURRENT ASSETS**

As of December 31, 2024, and 2023, other current assets consist of:

As of December 31,	2024	2023
Prepaid Offering Costs	6,750	-
Prepaid Advisory Costs	9,000	-
Prepaid Custom Bond	535	-
Down Payments - Purchase Orders	-	16,436
Total Prepaids and Other Current Assets	$ 16,285	$ 16,436

During the year ended 2022, the Company made several down payments to our manufacturer for product development purposes, one of the down payments was applied to a new formulation inventory order. Due

SANMELIX LABORATORIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

to modifications in our formulations during 2024, inventory purchase order deposits of $16,436 were written off to R&D expenses.

5. PROPERTY AND EQUIPMENT

As of December 31, 2024, and 2023, property and equipment consist of:

As of December 31,		2024		2023
Furniture and Fixtures	$	297	$	297
Printing Plates and Tooling		4,125		-
Computer and Software		13,133		13,133
Leasehold Improvements		2,609		2,609
Property and Equipment, at cost		**20,164**		**16,039**
Accumulated Depreciation		(16,039)		(16,039)
Property and Equipment, net	$	**4,125**	$	**-**

Depreciation expense for property and equipment for the years ended December 31, 2024 and 2023 was approximately $0 and $1,291, respectively. The Plates and Tooling were not put into service until January 2025.

6. INTANGIBLE ASSETS

The components of intangible assets, net as of December 31, 2024 and 2023, consisted of the following;

As of December 31,		2024		2023
Patent	$	173,482	$	173,482
Trademark		13,392		13,392
Intangible Assets, at cost		**186,874**		**186,874**
Accumulated Amortization		(55,820)		(44,255)
Intangible Assets, net	$	**131,054**	$	**142,619**

Amortization expenses were approximately $11,565 and $11,566 for the years ended December 31, 2024 and 2023, respectively.

The following table outlines future amortization expenses as of December 31, 2024:

Period		Amortization Expense
2025	$	11,565
2026		11,565
2027		11,565
2028		11,565
Thereafter		84,794
Total	$	**131,054**

SANMELIX LABORATORIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

7. NOTES PAYABLE

Notes payable consist of the following;

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024			As of December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Notes	$ 100,000	9.00%	02/11/2021	02/11/2025	$ 100,000	$ -	$ 100,000	$ -	$ 100,000	$ 100,000
Convertible Notes	125,000	9.00%	02/26/2020	02/26/2025	125,000	-	125,000	-	125,000	125,000
Convertible Notes	15,000	10.00%	08/16/2024	08/16/2026	-	15,000	15,000	-	-	-
Convertible Notes 2	50,000	10.00%	10/24/2024	10/24/2028	-	50,000	50,000	-	-	-
Convertible Notes 2	15,000	10.00%	07/03/2024	07/03/2026	-	15,000	15,000	-	-	-
Total					**$ 225,000**	**$ 80,000**	**$ 305,000**	**$ -**	**$ 225,000**	**$ 225,000**

Convertible Notes
During 2020 and 2021, the Company issued $500,000 in convertible notes ("Notes") for consideration of $410,000, the difference between the proceeds from the notes and principal amounts consisted of $90,000 of original issue discount ('OID"), and, as such, the purchase price is net of interest from the date of the Note payments on the unpaid principal balance at a rate equal to nine percent (9%) over a 24-month period. The Note's outstanding principal and interest convert into the Company's common shares at a conversion price of $0.65 per share any time after issuance.

In 2024, the Company offered a second convertible note financing ("Notes 2") available exclusively to accredited investors as defined by Regulation D under the Securities Act of 1933. The amount of the financing was in total $615,000 with a minimum placement of $15,000. Notes 2 bear interest at a simple rate equal to 10 percent (10%) per year and is accrued over a four-year term. The Note 2's outstanding principal and interest can be converted into the Company's common shares at a conversion price of $0.72 per share at any time after issuance.

Current maturities of long-term debt:
In January 2023, several Notes holders converted their Notes on the maturity date to shares of common stock. These conversions amounted to $150,000 of convertible debt which totaled 230,769 shares of common stock at $0.65 per share.

As of December 31, 2024, the Company reclassified an amount of $225,000 from long-term debt to current maturities of long-term debt, which represents the remaining Notes that have matured and been extended by the Notes holders. The remaining long-term debt balance of $225,000 is expected to be paid by February 2026. See Note 14 for subsequent events that extended the maturity date of convertible debt.

Long-term debt:
As of December 31, 2024, the Company has a long-term debt of $80,000, which represents the Notes 2 issued during 2024. The CEO purchased $50,000 of these Notes 2 pursuant to his amended option agreement. See Note 8.

The interest expense related to the Notes and Notes 2 as of December 31, 2024, and 2023, totaled $22,052 and $23,901, respectively and have been included in accrued liabilities.

Exercised Warrants:
In addition, each investor who purchased Notes during 2020 and 2021 was issued 100% warrant coverage for 769,230 shares of common stock. Each warrant has a five-year term and an exercise price equal to $1.40 or 50% premium over the price received by the Company in the next offering. The beneficial conversion

feature, if any, and the warrants were recorded to additional paid-in-capital. The Company allocated the proceeds received to the notes, the beneficial conversion feature, and the warrants on a relative fair value basis at the time of issuance. The total debt discount is amortized over the life of the notes to interest expense using the straight-line method.

During 2021 and 2022, The Notes warrant agreement was amended to offer a lower exercise price of $0.85 per share for a limited time (until August 2022), after which the warrant would revert to its original terms. Notes holders exercised and converted the warrants into 156,923 common shares at the amended exercise price of $0.85 per share.   As of December 31, 2024, the remaining warrants coverage for 612,308 shares of common stock is outstanding under the original terms noted above.
.
The original issuance discount and warrant balances have been fully amortized as of December 31, 2023.

8. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock
During the year ended December 31, 2021, the Company's Articles of Incorporation were amended to increase the number of Common Shares authorized from 25,000,000 to 28,000,000 and provide that 6,000,000 of such shares be a non-voting-class called "Class NV", each share having a par value of $0.0001.

During the years ended December 31, 2024, and 2023, the Company issued 34,722 and 70,000 common shares, respectively, to exercise stock options-refer to Note 12-Related Party Transactions for further consideration.

As of December 31, 2024, and 2023, the Company has issued 11,570,722 and 11,536,000 shares, respectively, of our voting class of common stock.

Common Stock: Class NV
Common Stock: Class NV represents the shares of common stock issued as part of its Regulation Crowd Funding offering ("Reg CF"). The Class NV shares will be offered in the Reg CF funding and the par value, dividend liquidation and other rights of the Class NV shares shall be the same as the other shares of Common Stock except that Class NV shares shall not be entitled to a vote on any matters whatsoever and shall not be considered in calculating a quorum.

As of December 31, 2024, and 2023, the Company has 2,051,956 shares of Class NV common stock issued and outstanding.

Preferred Stock
We have authorized the issuance of 5,000,000 shares of our preferred stock with a par value of $0.0001. As of December 31, 2024, the Company has issued 0 shares of our preferred stock. The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative participating, option or other rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in the Articles of Incorporation.

SANMELIX LABORATORIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

Contingent Shares

On December 20, 2024, the Company entered into a Capital Partnership Offer agreement (the "Agreement") with Capital Q Ventures, Inc. wherein the Company is liable to issue up to 681,134 shares of common stock based on certain performance metrics. Details of the agreement have been disclosed in Note 9.

2017 Stock Incentive Plan

The Company has entered into several stock option agreements as of December 31, 2024, for sales and marketing, packaging, manufacturing, and regulatory consulting contracts. As of December 31, 2022, the Company had a plan amendment to increase its reserve from 1,500,000 shares up to 3,000,000 shares of Common Shares for stock options under the Plan and 1,775,945 stock options have vested. A summary of our stock option activity for the year ended December 31, 2024, is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	3,000,000		$0.66	-
Granted	45,000		0.72	
Exercised	(70,000)		0.72	
Expired/Cancelled	(1,071,417)		0.60	-
Outstanding at December 31, 2023	1,903,583	$	0.69	5.21
Exercisable Options at December 31, 2023	1,351,333	$	0.67	5.03
Granted	25,000		0.72	
Exercised	(34,722)		0.72	
Expired/Cancelled	-		-	
Outstanding at December 31, 2024	1,893,861	$	0.69	4.15
Exercisable Options at December 31, 2024	1,775,945	$	0.69	4.15

We estimated the fair value of each option on the grant date using a Black-Scholes option-pricing model with the following assumptions:

As of Year Ended December 31	2024	2023
Expected term	3.5- 8 years	3-8 years
Volatility	95%	95%
Risk free rate	3.81% - 4.19%	2.93% - 5.1%
Market price	$0.85	$0.85
Exercise price	$0.72	$0.72

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies' common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. Management based the fair value of common stock through recent sales at the time of the grant.

SANMELIX LABORATORIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

Although the Company has elected to account for forfeitures of employee awards as they occur, the Company will still assess the likelihood of achieving performance conditions each reporting period.

On September 1, 2019, expiring on September 30, 2022, the Company entered into a consulting agreement ('Agreement') with a Board of Director member. The Agreement provisions included consulting time-based compensation and granted stock options to purchase up to 925,000 shares at $0.60 per share based on time-based and performance-based criteria. Under ASC 718-10-35-8, the amount of compensation cost that is recognized on any date should at least equal the grant-date fair value of the vested portion of the award on that date. As of December 31, 2024, and 2023, the Company accrued compensation payable of $36,775 and 227,583 shares of common stock were vested under the option agreements, respectively. During 2023, stock options to purchase 697,417 shares were forfeited due to the expiration of the vesting period prior to reaching milestone-based criteria.

As part of one of the stock option agreements, the stock option holder was issued put options to sell shares back to the Company. The holder has the exercise right to require the Company to repurchase after the Company raises a specific amount of capital. The value of the shares at the time of exercise of the option is defined within the agreements. The Company records the estimated fair market value of the put option at each reporting period based upon the agreement terms. The current liability associated with the put option was $69,550 and $67,550 as of December 31, 2024 and 2023, respectively.

On September 30, 2022, the Company granted a non-statutory stock option to a director pursuant to the 2017 Stock Incentive Plan to each purchase up to 60,000 in total of its common shares at $0.72 per share. The shares shall vest with respect to 5,000 shares at the end of each calendar quarter that the director remains a director of the Company, starting with the quarter ending December 31, 2022. As of December 31, 2024, and 2023, 50,000 and 30,000 shares of common stock were vested under the option agreements, respectively.

On July 15, 2020, the Company granted a director a non-statutory stock option pursuant to the 2017 Stock Incentive Plan to purchase up to 50,000 of its common shares at the current fair market value of $0.60 per share. The option will expire on September 1, 2027, and the shares shall vest with respect to 5,000 shares at the end of each calendar quarter that the director remains a director of the Company, starting with the quarter ending November 30, 2020. This option was amended on September 30, 2022, and the Company granted a new non-statutory stock option pursuant to the 2017 Stock Incentive Plan to purchase up to an additional 60,000 of its common shares at $.72 per share. As of December 31, 2024, and 2023, 95,000 and 78,333 shares of common stock, respectively, were vested under the director's option agreements.

On July 28, 2022, the Company granted a director a non-statutory stock option pursuant to the 2017 Stock Incentive Plan to purchase up to 1,000,000 of its common shares at the current fair market value of $0.85 and an exercise price of $0.72 per share based on milestone-based criteria. As of December 31, 2022, 200,000 shares of common stock were vested under the director's option agreement. During the year ended December 31, 2023, the Company expanded the role of the director from Board Member and Advisor, to President & CEO. Based on the director's new role as CEO, his Advisor Agreement was amended to provide that the option to purchase 400,000 common shares would be based upon the execution of the Amended Advisor Agreement. During the year ended December 31, 2024, the option to purchase the remaining 400,000 shares were vested based upon: (1) the commitment to remain President and CEO of the Company; and (2) to purchase up to $200,000 of Notes 2. See Note 7 for convertible debt terms.

SANMELIX LABORATORIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

The Company has recorded $252,000 and $391,188, respectively, in stock compensation for the year ended December 31, 2024 and 2023 to reflect the additional vested options. During the year ended December 31, 2024, and 2023, the CEO exercised 3.5% and 11.7%, respectively of his vested options and converted the options into 34,722 and 70,000 shares at an exercise price of $0.72. The Company received $25,000 and $50,400 in cash proceeds and recognized the capital stock at par value within common stock on the Balance Sheet as of December 31, 2024, and 2023, respectively.

The Company recognized stock option compensation costs in the amount of $284,226 and $439,494 for the year ended December 31, 2024 and 2023, respectively.

The remaining stock compensation balance to be expensed in future years as of December 31, 2024, totaled $72,254 and the expected annual expense per year is as follows;

Period	Stock Compensation Expense
2025	$ 33,314
2026	$ 38,940
Total	**$ 72,254**

9. VENTURE CAPITALIST AGREEMENT AND CAPITAL COMMITMENTS

Capital Partnership Offer
On December 20, 2024, the Company entered into a Capital Partnership Offer agreement (the "Agreement") with Capital Q Ventures, Inc. and its subsidiaries (collectively CAPQ) to provide advisory services, including strategic fund-raising, valuation assessment, and ongoing support against a cash consideration of $10,000 and 5% equity interest, subject to potential future dilution, as contingent shares. The $10,000 paid under the agreement has been recorded as a prepaid expense as of December 31, 2024.

Equity Interest
Under the Agreement, the Company will issue a five percent (5%) Equity Interest or 681,134 shares of common stock to CAPQ "contingent" upon the company reaching an initial funding Capital Acquisition Target of $1,000,000. If the Company does not achieve its Capital Acquisition Target, CAPQ will forfeit the right to Equity Interest. Since the outcome of the achievement is not probable and the Company cannot reasonably estimate the underlying amounts, the Company has not recognized any derivative asset and corresponding liability for these contingent shares.

Capital Commitment
CAPQ has committed to investing at least $250,000 in the current $1,000,000 funding round.

Put and Call Options
Under the Agreement, the Company also granted to CAPQ a put option ("Put Option") with respect to fifty percent (50%) of its Equity Interest such that CAPQ can require the Company to repurchase its shares for an aggregate price of $100,000. If such a Put Option has not been exercised by CAPQ, the Company can request CAPQ to grant the Company a corresponding Call Option for 50% of the Equity interest to sell the shares for an aggregate price of $100,000. The Company paid a non-refundable initial retainer of $7,500, which will be deducted from the payment of the Put or Call Option. The retainer has been included in Other Current Assets on the accompanying Balance Sheet as of December 31, 2024.

SANMELIX LABORATORIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

In order to avoid using investment proceeds, CAPQ's Put Option and the Company's Call option will only be available if (1) the Company has reached its Capital Acquisition Target; (2) the Company has achieved a cumulative minimum of $500,000 in gross revenues (Revenue Minimum); and (3) if such options are unexercised, thirty-six (36) months from the date the Revenue Minimum is reached, the options will expire and be voided.

As of December 31, 2024, the Company has not recorded a derivative liability and corresponding asset on the put and call options, respectively.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024 and 2023 consists of the following:

As of Year Ended December 31,	2024	2023
Current tax provision:		
Federal	$ -	$ -
State	-	-
Total	$ -	$ -
Deferred tax provision:		
Federal	$ 122,792	$ 144,339
State	31,099	36,946
Total	$ 153,891	$ 181,285
Valuation allowance	(153,891)	(181,285)
Total Provision for Income Taxes	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Stock options expense	$ 290,152	$ 215,732
Organizational costs	4,507	4,507
Charitable contribution	177	177
Net operating loss carryforwards	618,133	538,662
Valuation allowance	(912,969)	(759,078)
Net Deferred Tax Asset (Liability)	$ -	$ -

Reconciliation between the statutory income tax rate and the Company's effective income tax provision (benefit) rate for the years ended December 31, 2024, and 2023 as follows:

SANMELIX LABORATORIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of Year Ended December 31,		2024	%		2023	%
Income tax at federal statutory rate	$	(129,383)	21%	$	(152,834)	21%
State taxes, net of federal benefit		(24,586)	4%		(29,303)	4%
Nondeductible stock options expense		74,420	-12%		114,708	-16%
Permanent differences		78	0%		852	0%
NOL carryforward		79,471	-13%		66,577	-9%
Income Tax Provision (Benefit)	$	-	**0%**	$	-	**0%**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

Based on federal tax returns filed, or to be filed, through December 31, 2024, we had available approximately $2,721,099 in U.S. tax net operating loss carryforwards, pursuant to the Tax Act, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal jurisdictions for each year in which a tax return was filed.

11. COMMITMENTS AND CONTINGENCIES

Contingencies
The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

CAPQ
On December 20, 2024, the Company entered into an agreement with CAPQ to issue a 5% equity interest in the Company contingent upon CAPQ achieving a minimum funding target of $1 million. In addition, the Company granted a Put Option for CAPQ to require the Company to purchase 50% of the Equity Interest for $100,000. The shares will be recognized at fair value upon the Company receiving proceeds from the fundraising. See Note 9.

SANMELIX LABORATORIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

There were no other contingencies that could reasonably be expected to have a material effect on the results of the Company's operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. RELATED PARTY TRANSACTIONS

As of February 15, 2022, the CEO started to accrue a gross salary amount of $150,000 per annum. In 2023, the former CEO became the Company's CFO and continued to accrue her same salary. The deferred salary amount of $508,760 and $358,760 is recorded as deferred compensation on the Balance Sheet as of December 31, 2024 and 2023, respectively.

On September 1, 2019, the Company entered into a consulting agreement ('Agreement') with a Board of Director member. The Agreement provisions included consulting time-based compensation and granted stock options to purchase up to 925,000 shares at $0.60 per share based on time-based and milestone-based criteria expiring on September 30, 2022. On September 30, 2022, the Company granted a non-statutory stock option pursuant to the 2017 Stock Incentive Plan to purchase up to 60,000 of its common shares at the current fair market value of $0.85 per share and an exercise price of $0.72 per share. As of December 31, 2024, and 2023, the Company accrued compensation payable of $36,775 and $36,775, and 277,584 and 235,197 shares of common stock were vested under the option agreements, respectively.

On July 15, 2020, the Company granted a director a non-statutory stock option pursuant to the 2017 Stock Incentive Plan to purchase up to 50,000 of its common shares at the current fair market value of $0.60 per share. The option will expire on September 1, 2027, and the shares shall vest with respect to 5,000 shares at the end of each calendar quarter that the director remains a director of the Company, starting with the quarter ending November 30, 2020. This option was terminated on September 30, 2022, and the Company granted a new non-statutory stock option pursuant to the 2017 Stock Incentive Plan to purchase up to 60,000 of its common shares at the current fair market value of $0.85 per share and an exercise price of $0.72 per share. As of December 31, 2024, and 2023, 95,000 and 78,333 shares of common stock, respectively, were vested under the director's option agreements.

On July 28, 2022, the Company granted a director a non-statutory stock option pursuant to the 2017 Stock Incentive Plan to purchase up to 1,000,000 of its common shares at the current fair market value of $0.72 per share based on milestone-based criteria. As of December 31, 2022, 200,000 shares of common stock were vested under the director's option agreement. During the year ended December 31, 2023, the Company expanded the role of the director from Board Member and Advisor, to President & CEO. Based on the director's new role as CEO, his Advisor Agreement was amended to provide that the option to purchase 400,000 common shares would based upon the execution of the Amended Advisor Agreement. During the year ended December 31, 2024, the option to purchase the remaining 400,000 shares were vested based upon: (1) the commitment to remain President and CEO of the Company; and (2) to purchase up to $200,000 of Notes 2. See Note 7 for convertible debt terms. As of December 31, 2024, the CEO purchased $50,000 of Notes 2 in accordance with the amended option agreement (See Note 7).

The Company has recorded $252,000 and $391,188, respectively, in stock compensation for the year ended December 31, 2024 and 2023 to reflect the additional vested options. During the years ended December 31,

SANMELIX LABORATORIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

2024, and 2023, the CEO exercised 3.5% and 11.7%, respectively of his vested options and converted the options into 34,722 and 70,000 shares at the current fair market value of $0.85 per share and exercised an exercise price of $.72. The Company received $25,000 and $50,400 in cash proceeds and recognized the capital stock at par value within common stock on the Balance Sheet as of December 31, 2024 and 2023, respectively.

See Note 8 for related party consulting agreements and non-statutory stock options for Board of Director Members.

13. GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company relaunched revenue-generating activities starting in November 2023 for one of many products, incurred losses from operations, and had an accumulated deficit of $3,868,595 and, $3,252,487 as of December 31, 2024 and 2023, respectively. Losses are expected to continue until such time that the Company can design, produce, and sell all its product offerings as well as obtain clearance from the FDA on the Company's advanced wound care products. These matters raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations (including payment of long-term debt) and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing with CAPQ and revenues from product launches.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

14. SUBSEQUENT EVENTS

Subsequent to December 31, 2024, the Company extended several note holders convertible debt. These extensions are related to $225,000 of convertible debt with maturity dates in February of 2026.

In January 2025, the CEO purchased $80,000 of Notes 2 in accordance with the amended option agreement. See Note 7 for Notes 2 terms.

In February 2025, the Company received a refund of $22,698 from the Internal Revenue Service (IRS) related to the Employee Retention Credit (ERC) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

The Company has evaluated subsequent events that occurred after December 31, 2024, through February 24, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.